Via Facsimile and U.S. Mail
Mail Stop 6010

July 27, 2007

Mr. David R. Brennan
Chief Executive Officer
AstraZeneca plc
15 Stanhope Gate
London W1K 1LN, England

Re: AstraZeneca plc
Form 20-F for the Fiscal Year Ended December 31, 2006
Filed March 27,2007
File No. 001-11960

Dear Mr. Brennan:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Year Ended December 31, 2006

Accounting Policies, page 101

Revenue, page 101

1.   Please explain to us how "recognising revenue conservatively as prescriptions are written" for Toprol-XL, as discussed under Results of Operations on page 56, is consistent with the accounting policy described here and with the guidance included in IAS 18. Further, clarify for us whether there are any other products that are being recognized in this manner.

2.   Please clarify whether you meant to state "lesser" rather than "greater," in your discussion of the sale of intangible assets in your Critical Accounting Policies and Estimates on page 63 that states, "where the contracted price for the undelivered component is equal to or greater than the fair value of that component we treat the whole of the upfront amount as being attributable to the delivered intangible assets." If "greater" was appropriately used, please provide us in disclosure type format a revised discussion that details this accounting policy within this note. Further, explain to us how this accounting is appropriate under the applicable IFRS and US GAAP accounting guidance. Refer to IAS 18 and EITF 00-21.

Research and development, page 101

3.   You indicate that "Regulatory and other uncertainties *generally* mean that such criteria are not met." In those instances where regulatory and other uncertainties existed and you capitalized internal development, please provide us your analysis demonstrating that your capitalization of up-front and milestone payments complied with paragraphs 52 to 67 of IAS 38.

Additional Information for US Investors, page 149

4.   In a disclosure-type format to be included in your financial statements, please provide us a breakout of product sales by product or major product class that is required by paragraph 37 of SFAS 131. You appear to provide a similar disclosure that is required by paragraph 37 outside of financial statements, on page 55.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kei Ino, Staff Accountant, at (202) 551-3659 or Jim Atkinson, Accounting Branch Chief, at (202) 551-3674 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant